FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
1. Name and Address of Reporting Person* Conn Margaret L.				2. Issuer Name and Ticker or Trading Symbol csbb.ob CSB Bancorp, Inc.				6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Corporate Secretary
(Last) (First) (Middle) 105 Mark Avenue				3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year December 31, 2002
(Street) Killbuck, OH 44637							5. If Amendment, Date of Original Month/Day/Year	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)				Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Inst. 3)	2. Transaction Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		5. Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock							*666.8053	D
Common Stock							*15.7756	I	By Child
Common Stock							**1,121.0000	I	401(k) Plan

Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Trans-action Date (Month/ Day/Yr)	3A. Deemed Execution Date, if any (Month/ Day/Yr)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Yr)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expir-ation Date	Title	Amount or Number of Shares
Employee Stock Option (Right to Buy)	$16.05	12/31/02		A		300		(1)	12/31/12	Common Stock	300		300	D

Explanation of Responses:  (1)  The option is fully vested as follows:

Years after the Grant Date

Vested Percentage

Years after the Grant Date

Vested Percentage

Less than 1

0%

At Least 4 but less than 5

80%

At Least 1 but less than 2

20%

At Least 5 but no more than 10

100%

At Least 2 but less than 3

40%

At Least 3 but less than 4

60%

*Allocated to reporting person’s account pursuant to a dividend reinvestment feature of the CSB Bancorp, Inc. Dividend Reinvestment Plan.

**Allocated to reporting person’s account under a plan for The Commercial and Savings Bank of Millersburg Profit Sharing and 401(k) Savings Retirement Plan.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations

/s/Margaret L. Conn

January 3, 2003

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

**Signature of Reporting Person

Date

    Margaret L. Conn

Note:  File three copies of this Form, one of which must be manually signed.  If space is insufficient,

see Instruction 6 for procedure.

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